Exhibit 99.61

ABAXX TECHNOLOGIES INC

ANNUAL CERTIFICATION OF ACCOUNTING FOR OPERATING ENTITIES

TO:	Ontario Securities Commission, as Principal Regulator

AND TO:	The securities regulatory authorities in each of the other provinces of Canada

RE:	Undertaking of Abaxx Technologies Inc. (the “Issuer”) regarding accounting for subsidiary entities under NP 41-201 provided on May 11, 2021 (the “Undertaking”)

The undersigned, Steve Daswell Fray, Chief Financial Officer of the Issuer, hereby certifies for and on behalf of the Issuer, and not in his personal capacity, that:

1.	pursuant to the Undertaking, in preparing the Issuer’s audited annual financial statements for the financial year ended December 31, 2022 (the “Audited 2022 Financial Statements”) the Issuer has treated any operating entity (as that term is defined in National Policy 41-201 - Income Trusts and Other Indirect Offerings) as a subsidiary of the Issuer, or, in the alternative, where generally accepted accounting principles (“GAAP”) prohibit the consolidation of financial information between an operating entity and the Issuer, the Issuer has provided its securityholders with separate audited annual and interim financial statements for the operating entity, prepared under the same GAAP as the Issuer, along with related management discussion and analysis prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations; and

2.	pursuant to the Undertaking, this certificate has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in connection with the Issuer’s Audited 2022 Financial Statements and the certification provided in (1), above, is accurate as of the date hereof and as of March 31, 2023, the date of the filing of the Audited 2022 Financial Statements.

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DATED this 24th day of April, 2023.

ABAXX TECHNOLOGIES INC.

	per:	/s/ Steve Daswell Fray
Steve Daswell Fray
Chief Financial Officer